Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125001

PROSPECTUS

TELEPHONE AND DATA SYSTEMS, INC.

SPECIAL COMMON SHARE

AUTOMATIC DIVIDEND REINVESTMENT

AND

STOCK PURCHASE PLAN

Special Common Shares

$0.01 Par Value

The Special Common Share Automatic Dividend Reinvestment and Stock Purchase Plan, which we refer to in this Prospectus as the “Plan”, is sponsored by Telephone and Data Systems, Inc., a Delaware corporation, which we refer to as “TDS”, and relates to its Special Common Shares, par value $.01 per share. The Special Common Shares are listed on the American Stock Exchange. The Plan provides eligible holders, as defined in the Plan, of TDS’ Special Common Shares with a systematic, economic and convenient method of investing cash dividends from such shares and/or limited optional cash payments in newly issued Special Common Shares without payment of any brokerage commission or service charge and, in the case of reinvested cash dividends, at a 5% discount from market value, as determined below. This Prospectus relates to 350,000 Special Common Shares covered by the Registration Statement of which this Prospectus is a part.

The TDS Special Common Shares have less voting power than Series A Common Shares and less voting power than TDS Common Shares on matters other than the election of directors. The Series A Common Shares, which have effective control of TDS, and the TDS Common Shares, are not being offered by this Plan. The holders of the TDS Series A Common Shares and TDS Common Shares each have their own Automatic Dividend Reinvestment Plan.

As a participant in the Plan, you may:

1. have cash dividends on all of your Special Common Shares automatically reinvested and you have the option of investing limited additional amounts by making optional cash payments, or

2. have cash dividends on less than all of your Special Common Shares, but not less than 10 shares, automatically reinvested while continuing to receive the remainder of your cash dividends and you have the option of investing limited additional amounts by making optional cash payments, or

3. invest only by making optional cash payments of not less than $10 per payment or more than $5,000 per quarter.

The price for the Special Common Shares purchased with reinvested dividends will be 95% of the average daily high and low sales prices for the TDS Special Common Shares on the American Stock Exchange, listing symbol “TDS.S,” for a period of ten consecutive trading days ending on the trading day immediately preceding the day on which the purchase is made. The investment dates for reinvested dividends will be the dividend payment dates. The price of the Special Common Shares purchased with optional cash payments will be 100% of the average of the daily high and low sales prices for TDS’ Special Common Shares on the American Stock Exchange for a period of ten consecutive trading days ending on the trading day immediately preceding the day on which the purchase is made. The investment dates for optional cash payments will be the first business trading day of each month.

Investment in our Special Common Shares involves a number of risks.  See section titled “Risk Factors” beginning on page 4 to read about certain factors you should consider before buying our Special Common Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or has passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is March 12, 2008

On January 17, 2008, the American Stock Exchange announced that it had entered into an agreement to be acquired by the New York Stock Exchange, subject to regulatory approvals.  At this time, it is not known to what extent, if any, such an acquisition would affect TDS’ listing or listing requirements.  References herein to the American Stock Exchange include any successor thereto.

Safe Harbor Cautionary Statement

This Prospectus and the documents incorporated by reference herein contain statements that are not based on historical fact, including the words “believes,” “anticipates,” “estimates,” “expects,” “plans,” “intends,” and similar words. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the risks included or incorporated by reference under “Risk Factors” below.

Investors are encouraged to consider these and other risks and uncertainties that are discussed in documents filed by TDS with the Securities and Exchange Commission and incorporated by reference herein. TDS undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

SUMMARY OF THE PLAN

•

PARTICIPATION: TDS record shareholders who own ten or more of TDS’ Special Common Shares can participate in the Plan by submitting a completed Enrollment Form. You may obtain Enrollment Forms from TDS Investor Relations at (312) 630-1900. If your shares are held in a brokerage account, you may participate by having your broker register a minimum of ten shares in the Plan. No action is required if you are already participating in the Plan.

•

REINVESTMENT OF DIVIDENDS: You can reinvest your cash dividends on all or a portion of your Special Common Shares, but not less than ten shares, toward the purchase of additional shares of TDS stock without paying fees.

•

OPTIONAL CASH INVESTMENTS: After you are enrolled in the Plan, you can buy additional TDS Special Common Shares without paying fees. You can invest a minimum of $10 per payment up to a maximum of $5,000 in any one quarter. You can pay by check payable to the Administrator for the Plan, and any optional cash payment received two business days before the Investment Date will be invested on the first business trading day of the next month.

•

PRICE FOR SHARES: The price for the Special Common Shares purchased with reinvested dividends will be 95% of the average daily high and low sales prices for TDS’ Special Common Shares on the American Stock Exchange for a period of ten consecutive trading days ending on the trading day immediately preceding the day on which the purchase is made. The price of the Special Common Shares purchased with optional cash payments will be 100% of the average of the daily high and low sales prices for TDS’ Special Common Shares on the American Stock Exchange, for a period of ten consecutive trading days ending on the trading day immediately preceding the day on which the purchase is made.

•

INVESTMENT DATES: The Investment Dates for reinvested dividends will be the dividend payment dates. The Investment Dates for optional cash payments will be the first business trading day of each month.

•

CERTIFICATE DEPOSITS: You can deposit your TDS stock certificates representing the Special Common Shares on which you are having dividends reinvested under the Plan. There is no charge for this service. A certificate for any number of whole shares credited to an account will be sent to you, free of charge, upon written, telephone or Internet request.

•

WITHDRAWAL FROM THE PLAN: You may withdraw from the Plan at any time by notifying the Administrator in writing, by telephone or through the Internet. A certificate for the whole Special Common Shares credited to your account, along with a cash payment for any fractional share, will be issued to you. Dividends paid after withdrawal from the Plan will be paid in cash directly to you, unless you elect to rejoin the Plan by submitting a new Enrollment Form.

•

TRACKING YOUR INVESTMENT: You will receive a statement of your Plan account with respect to each month in which a transaction takes place. These statements provide details of the transactions and the share balance in your program account.

•	ADDRESS AND TELEPHONE. The mailing address of TDS’ principal executive office is 30 N. LaSalle Street, Suite 4000, Chicago, IL 60602, and its telephone number is (312) 630-1900.

RISK FACTORS

Risks Related to Investment in Special Common Shares

The Special Common Shares have limited voting rights.

                                                In the election of directors, holders of Special Common Shares vote together with the holders of Common Shares in the election of four of the twelve directors for the TDS Board of Directors.  Holders of Special Common Shares are not entitled to vote in the election of eight of the twelve directors, which are elected by the holders of Series A Common Shares and TDS Preferred Shares.  Currently, the TDS Voting Trust controls a majority of the voting power of TDS in the election of eight of the twelve directors of TDS.

                                                In addition, holders of Special Common Shares do not have the right to vote with respect to matters other than the election of certain directors as described in the preceding paragraph, except as required by law.  In general, only the affirmative vote of the holders of a majority of the outstanding voting power of the Series A Common Shares, Common Shares and TDS Preferred Shares which have voting rights will be required to amend the TDS Restated Certificate, approve the sale of substantially all of the assets of TDS, approve the dissolution of TDS or approve any other matter required to be voted on by shareholders, except as required under the TDS Restated Certificate of Incorporation or the Delaware General Corporation Law.  Currently, the TDS Voting Trust controls a majority of the voting power of TDS in the election of matters other than the election of directors and in the election of eight of the twelve directors of TDS.  Certain matters on which shareholders would vote could involve a divergence or the appearance of a divergence of the interests between the holders of classes of common stock.  Holders of Special Common Shares would not have a vote in such matters except as required by law.

TDS will not require the approval of shareholders with respect to the possible future issuances of authorized Special Common Shares or other shares of TDS capital stock.

                                                The authorized but unissued Special Common Shares (as well as all other classes of stock authorized by the TDS Restated Certificate of Incorporation) are available for issuance from time to time at the sole discretion of the TDS Board of Directors for any proper corporate purpose.  The approval of the shareholders of TDS will not generally be sought by TDS for the issuance of authorized but unissued shares of any class of capital stock (or the reissuance of previously issued shares that have been reacquired by TDS) or securities of TDS that are convertible into or exercisable or exchangeable for such shares, unless deemed advisable by the TDS Board of Directors or required by applicable law, regulation or American Stock Exchange requirements.

TDS will not require the approval of holders of Special Common Shares to increase the authorized number of Special Common Shares or certain other shares of TDS capital stock.

                                                As permitted by Delaware law, the TDS Restated Certificate of Incorporation permits the number of authorized shares of any class of capital stock, other than Series A Common Shares or Common Shares, but including the Special Common Shares and TDS Undesignated Shares, to be increased or decreased (but not below the number of shares then outstanding in such class, respectively), by the affirmative vote of the holders of a majority of the shares of capital stock of TDS entitled to vote with respect to matters other than the election of directors. This provision in the TDS Restated Certificate of Incorporation gives TDS flexibility to authorize additional Special Common Shares for use for any corporate purpose, without the need to obtain the approval of a majority of the Special Common Shares, by obtaining the approval of the holders of a majority of the voting power of the TDS Preferred Shares, Common Shares and Series A Common Shares, voting together as a single group. The TDS Voting Trust currently holds a majority of the voting power of TDS.  This provision may allow TDS to authorize and issue Special Common Shares, or TDS Undesignated Shares, under circumstances which could facilitate the ability of the TDS Voting Trust to continue to exercise control over a majority of the voting power of TDS and, therefore, could limit the opportunity of shareholders of TDS to sell their shares at a premium over market prices or make it more difficult to replace the current TDS Board of Directors and management of TDS.

There is no assurance that TDS will continue to pay dividends.

                                                Although TDS has paid dividends on its common stock in the past, there is no assurance that TDS will pay dividends at the same rate or at all in the future.

Risks Related to TDS’ Business

For a discussion of the risks related to TDS’ business, see “Risk Factors” in TDS’ most recent Annual Report on Form 10-K, as updated by TDS’ most recent Quarterly Report on Form 10-Q, which are incorporated by reference herein.  See “Where You Can Find More Information” below.

TELEPHONE AND DATA SYSTEMS, INC.

TDS is a diversified telecommunications service company founded in 1969 and headquartered in Chicago, Illinois.  TDS, through its subsidiaries, United States Cellular Corporation and TDS Telecommunications Corporation, provides wireless and wireline telecommunications services. TDS’ business development strategy is to expand its existing operations through internal growth and acquisitions and to explore and develop other telecommunications businesses that management believes will utilize TDS’ expertise in customer focused telecommunications services.

USE OF PROCEEDS

The number of Special Common Shares that will be sold under the Plan and the prices at which such shares will be sold cannot now be determined. The net proceeds from the sale of such shares will be used by TDS for general corporate purposes. Until the proceeds are used for these purposes, TDS may deposit them in interest-bearing accounts or invest them in certificates of deposit, United States Government securities or prime commercial paper.

SPECIAL COMMON SHARE AUTOMATIC DIVIDEND REINVESTMENT
AND STOCK PURCHASE PLAN

The following is a question and answer statement of the provisions of TDS’ Special Common Share Automatic Dividend Reinvestment and Stock Purchase Plan, which we refer to as the “Plan”. Questions and Answers 1 through 35 both explain and constitute the Plan.

PURPOSE

1.                                      What Is The Purpose Of The Plan?

The purpose of the Plan is to provide eligible holders, as defined in the Answer to Question 4, of TDS’ Special Common Shares, with a systematic, economic and convenient method of investing cash dividends from such shares and/or limited optional cash payments in Special Common Shares of TDS without payment of any brokerage commission or service charge, and, in the case of reinvested cash dividends, at a 5% discount from market value, as determined below. Since the additional Special Common Shares will be purchased directly from TDS, the Plan will provide TDS with additional capital funds.

ADVANTAGES

2.                                      What Are The Advantages Of The Plan?

You may purchase Special Common Shares of TDS with cash dividends on all or less than all of your TDS Special Common Shares registered in your name, but not less than 10 shares. See the Answer to Question 4. You may also purchase Special Common Shares as often as monthly with optional cash payments of not less than $10 per payment, nor more than an aggregate of $5,000 per quarter. The price of Special Common Shares purchased with cash dividends will be 95% of market value as set forth in the Answer to Question 13, and the price of Special Common Shares purchased with optional cash payments will be 100% of market value as set forth in the Answer to Question 13.

No commission or service charge is paid by participants in connection with purchases under the Plan. Full investment of funds is possible under the Plan because the Plan permits fractions of shares, as well as full shares, to be credited to participants’ accounts. In addition, dividends in respect of such fractions, as well as in respect of full shares, will be credited to participants’ accounts and reinvested in TDS’ Special Common Shares under the Plan. The retention of Special Common Shares credited to a participant’s account is assured since certificates for such shares are not issued unless requested by the participant. Regular statements of account will provide simplified record keeping.

ADMINISTRATION

3.                                      Who Administers The Plan?

Computershare Trust Company, N.A. (“Administrator”) administers the Plan. The Administrator keeps a continuing record of each participant’s account, sends periodic statements of account to each participant with respect to each month in which a transaction takes place and performs other duties relating to the Plan. Special Common Shares of TDS purchased under the

Plan will be registered in the name of the Administrator or its nominee, as Administrator for each participant in the Plan, and will be credited to the accounts of the respective participants. Should the Administrator resign, another bank will be asked to serve as the Administrator. All communications regarding the Plan should be sent to the Administrator addressed as follows:

In writing:	Telephone and Data Systems, Inc.
Special Common Share Automatic Dividend Reinvestment and Stock Purchase Plan
c/o Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

By telephone:	877/337-1575 (U.S. and Canada)
312/360-5337 (Outside U.S. and Canada)

Through the Internet:	www.computershare.com

Administrator also acts as dividend disbursing and transfer agent for TDS’ Special Common Shares.

PARTICIPATION

4.                                      Who Is Eligible To Participate?

Holders of record of ten or more of TDS’ Special Common Shares are eligible to participate in the Plan. Beneficial owners of Special Common Shares which currently are registered in names other than their own, for example, in the name of a broker or bank nominee, who wish to participate in the Plan must either make appropriate arrangements for their nominee to do so or must become security owners of record by having a minimum of ten shares to participate in the Plan transferred into their own name.

All holders of record of ten or more of the above securities are eligible to participate in the Plan, unless they are citizens of a state or foreign jurisdiction in which it would be unlawful for TDS to allow such participation. TDS is not aware of any jurisdiction in which the making of the offer is not in compliance with valid applicable law. If TDS becomes aware of any jurisdiction in which the making of the offer would not be in compliance with valid applicable law, TDS will make a good faith effort to comply with any such law. If, after such good faith effort, TDS cannot comply with any such law, the offer will not be made to holders of shares residing in any such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall not be deemed to be made unless it is made on behalf of TDS by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction, as may be designated by TDS.

5.                                      How Does An Eligible Shareholder Participate?

An eligible shareholder may join the Plan at any time by signing an “Enrollment Form” and returning it to the Administrator. An Enrollment Form and envelope may be obtained by written, telephone or Internet request to the Administrator at the above listed contact information or by writing or calling TDS as follows:

Telephone and Data Systems, Inc.

Special Common Share Automatic Dividend Reinvestment and Stock Purchase Plan

30 N. LaSalle St., Suite 4000

Chicago, Illinois 60602

Attn: Investor Relations - Telephone: 312/630-1900

6.                                      When Does An Eligible Shareholder’s Participation Start?

If an Enrollment Form directing dividend reinvestment is received from a Special Common Shareholder by the record date of the next dividend payment, that dividend will be applied to the purchase of Special Common Shares under the Plan. If the Enrollment Form directing dividend reinvestment is received after that date, dividend reinvestment will begin with the next succeeding payment. Cash dividends are ordinarily paid in March, June, September and December.

For example, if TDS’ Board of Directors establishes June 30 as the payment date and June 15 as the record date for a Special Common Share cash dividend, then in order to reinvest the dividends payable on June 30 in new Special Common Shares under the Plan, a Special Common Shareholder’s Enrollment Form must be received by the Administrator no later than June 15.

7.                                      Can I Purchase Shares with Optional Cash Payments?

Optional cash payments may be made at any time upon or after enrollment in the Plan and will be used to purchase new Special Common Shares for the participant’s account under the Plan as set forth in the Answers to Questions 12, 13, 15, 16, 17 and 18.

8.                                      What Does The Enrollment Form Provide?

The Enrollment Form provides for the purchase of new Special Common Shares through the following investment options offered under the Plan:

Full Reinvestment - Cash dividends on all Special Common Shares held of record by an eligible shareholder will be invested at 95% of market value - see the Answer to Question 13. Optional cash payments of at least $10 per payment may also be invested at 100% of the market value, up to an aggregate of $5,000 per quarter.

Partial Reinvestment - Cash dividends on less than all of the shares, but not less than 10 whole shares, held of record by an eligible shareholder will be invested at 95% of market value - see the Answer to Question 13- and the shareholder will continue to receive cash dividends on the other shares, which include certificated and/or shares credited to his or her account under the Plan. Optional cash payments of at least $10 per payment may also be invested at 100% of the market value, up to an aggregate of $5,000 per quarter.

Optional Payments Only - Optional cash payments may be made of not less than $10 per payment and not more than an aggregate of $5,000 per quarter at 100% of the market value - see Answer to Question 13.

Depending on a participant’s designation, cash dividends on Special Common Shares credited to the participant’s account under the Plan, including fractional shares, are automatically reinvested to purchase additional Special Common Shares no matter which option is chosen. The Enrollment Form also serves to appoint Computershare Trust Company, N.A. as Administrator for the participant.

If a shareholder has more than one stock account pursuant to which he or she is eligible to participate in the Plan — see the Answer to Question 4, a separate Enrollment Form is required for each account that he or she wishes included in the Plan.

9.                          Is Partial Participation Possible Under The Plan?

Yes.  An eligible shareholder who desires the dividends on only some of his or her full Special Common Shares to be invested under the Plan may indicate such number of shares upon the applicable Enrollment Form(s) under “Partial Dividend Reinvestment” provided that in no event may an eligible shareholder elect to invest dividends on less than ten such shares - see Answer to Question 4.

10.                   May A Participant Change His Or Her Method Of Participation After Enrollment?

Yes.  If a shareholder elects to participate pursuant to the optional cash payment option only but later decides to enroll in either the full or partial reinvestment option, a new Enrollment Form may be executed and returned to the Administrator. If a shareholder elects to participate through the reinvestment of dividends but later decides to change the number of shares, but not less than ten shares, for which dividends are being reinvested or to participate pursuant to the optional cash payment option only, a new Enrollment Form may be executed and returned to the Administrator. It should be remembered that, even if a shareholder is enrolled only pursuant to the optional cash payment option, the Administrator will reinvest dividends on all shares credited to the shareholder’s Plan account in Special Common Shares.

PLAN OF DISTRIBUTION - COSTS

11.                   How Will The Special Common Shares Be Distributed And Are There Any Expenses To Participants In Connection With Purchases Under The Plan?

TDS will distribute the shares issued under the Plan for dividend reinvestment or optional purchases directly to shareholders by crediting their accounts under the Plan. Participants will incur no costs. There are no brokerage fees because Special Common Shares are purchased directly from TDS. All costs of administration of the Plan will be paid by TDS.

PURCHASES

12.                   When Are The Purchase Or Investment Dates?

Special Common Share Cash Dividends

The Investment Dates for Special Common Shares purchased under the Plan with cash dividends on Special Common Shares are the cash dividend payment dates. TDS usually pays cash dividends on its Common Shares in March, June, September and December and dividends on Special Common Shares will be paid at the same time.

Optional Cash Payments

The Investment Date for any optional cash payment is the first business day of each calendar month on which TDS’ Special Common Shares are traded on the American Stock Exchange.

13.                   How Will The Purchase Price Of Special Common Shares Be Determined?

Dividend Reinvestment Purchase Price

The price of Special Common Shares purchased with reinvested cash dividends will be 95% of the average daily high and low sales prices for TDS’ Special Common Shares on the American Stock Exchange for a period of ten consecutive trading days ending on the trading day immediately preceding the Investment Date. If there is no trading in the Special Common Shares reported on the American Stock Exchange for a substantial amount of time during any such trading period, the purchase price per share shall be determined by TDS on the basis of such market quotations as it shall deem appropriate. No Special Common Shares will be sold by TDS at less than the par value of such shares.

Optional Cash Payment Purchase Price

The price of Special Common Shares purchased with optional cash payments will be the average of the daily high and low sales prices for TDS’ Special Common Shares on the American Stock Exchange for a period of ten consecutive trading days ending on the trading day immediately preceding the Investment Date. If there is no trading in the shares reported on the American Stock Exchange for a substantial amount of time during any such trading period, the purchase price per share shall be determined by TDS on the basis of such market quotations as it shall deem appropriate. No Special Common Shares will be sold by TDS at less than the par value of such shares.

14.                   How Many Special Common Shares Will Be Purchased For Participants?

The number of Special Common Shares to be purchased on an Investment Date will be determined by the amount of each participant’s dividends, including dividends on Special Common Shares purchased under the Plan, and/or optional cash payments being invested and the applicable price of TDS’ Special Common Shares. Each participant’s account in the Plan will be credited with the number of Special Common Shares, including fractional shares computed to six decimal places, equal to the amount of the dividends being invested divided by 95% of the applicable purchase price and/or the total amount of any optional cash payments being invested divided by 100% of the applicable purchase price.

OPTIONAL CASH PAYMENTS

15.                   How Is The Optional Cash Payment Applied To The Purchase Of Special Common Shares?

Only shareholders who submit a signed Enrollment Form are eligible to make optional cash purchases. Optional payments received two business days before the Investment Date will be invested on the first business trading day of the next month. Optional payments not received two business days before the Investment Date will be deposited and invested at the next succeeding monthly optional cash payment Investment Date.

16.                   How Are The Optional Cash Payments Made?

The option to make cash payments of not less than $10 per payment and not more than an aggregate of $5,000 per quarter is available to each participant. Cash payments should be sent directly to the Administrator. Payments of less than $10 or any amount over $5,000 in the aggregate in any quarter will be returned to the shareholder. For example, if the Administrator receives optional cash payments of $2,000 in January, $1,500 in February and $2,000 in March, the $5,500 received for the quarter exceeds the $5,000 limit. Therefore, $500 will be refunded.

If any holders of record or beneficial owners are affiliates or acting in concert or as a group, based on the good faith judgment of TDS, such record holders or beneficial owners will be treated as one participant for purposes of the optional cash payments under the Plan. Consequently, such group will be limited to cash payments of not more than an aggregate of $5,000 per quarter. Any payments over $5,000 in the aggregate in any quarter will be returned to such group.  If such group does not properly designate how any optional cash payment up to $5,000 per quarter should be allocated among persons in the group, such payment will also be returned. An affiliate of a person is a person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such person.

An optional cash payment may be made by a participant when enrolling by enclosing a check payable to Computershare Trust Company, N.A., Administrator for the Plan, with the Enrollment Form. Thereafter, optional cash payments may be made through the use of cash payment forms sent to participants as part of their statements. Cash, traveler’s checks, money orders or third party checks are not accepted.  The same amount of money need not be sent each quarter, and there is no obligation to make an optional cash payment each quarter.

17.                   When Should The Optional Cash Payment Be Made?

Optional cash payments will be invested on the first business trading day of each month - see the Answer to Question 12. ANY OPTIONAL CASH PAYMENT RECEIVED BY THE ADMINISTRATOR TWO BUSINESS DAYS BEFORE THE INVESTMENT DATE WILL BE INVESTED. IT IS SUGGESTED THAT THESE PAYMENTS SHOULD BE SENT TO THE ADMINISTRATOR NEAR IN TIME PRIOR TO TWO BUSINESS DAYS BEFORE THE INVESTMENT DATE. FUNDS THAT ARE NOT RECEIVED IN TIME WILL BE HELD UNTIL THE NEXT INVESTMENT DATE. INTEREST WILL NOT BE PAID BY THE ADMINISTRATOR ON OPTIONAL CASH PAYMENTS THAT ARE BEING HELD UNTIL THE NEXT INVESTMENT DATE.

18.                   May Optional Cash Payments Be Returned To A Participant?

Optional cash payments received by the Administrator will be returned to a participant upon written request by such participant received by the Administrator at least 48 hours prior to the Investment Date.

REPORTS TO PARTICIPANTS

19.                   What Reports Will Be Sent To Participants In The Plan?

Each participant in the Plan will receive a statement of his or her account with respect to each month in which a transaction takes place. These statements are a participant’s continuing record of the cost of his or her purchases. Participants should retain these statements for income tax purposes.  Each statement will set forth the following information when applicable:

a.                           The total number of Special Common Shares registered in the name of the participant which is participating in the Plan.

b.                          The total number of Special Common Shares which have been accumulated under the Plan by the participant but for which certificates have not been issued -See Answer to Question 21.

c.                           The following information for each transaction during the month and all transactions to date during the current year:

(i)                               the amount of dividends, and/or optional cash invested;

(ii)                            the price per Special Common Share for each transaction;

(iii)                         the number of Special Common Shares purchased; and

(iv)                        certain tax information.

In addition, each participant will receive copies of communications sent to every other holder of TDS’ Special Common Shares, including communications with respect to the Annual Report to Shareholders, Notice of Annual Meeting of Shareholders and Proxy Statement, and IRS information on Form 1099 for reporting dividend income.

DIVIDENDS

20.                   Will Participants Be Credited With Dividends On Fractions Of Shares?

Yes.  Participants will be credited with the amount of dividends attributable to fractions of shares in their accounts under the Plan and such dividends will be reinvested.

CERTIFICATES FOR SHARES

21.                   Will Certificates Be Issued For Special Common Shares Purchased Under The Plan?

Normally, certificates for TDS’ Special Common Shares purchased under the Plan will not be issued to participants. The number of Special Common Shares credited to a participant’s account under the Plan will be shown on each statement of account mailed to the participant. This convenience protects against loss, theft, or destruction of stock certificates.

Certificates for any number of whole Special Common Shares credited to an account under the Plan will be issued upon the written, telephone or Internet request of the participant to the Administrator and issuance of such certificates will not terminate participation in the Plan. Any remaining full shares and fraction of a share will continue to be credited to the participant’s Plan account.

Dividends on Plan Special Common Shares for which a participant requests and receives a certificate will be reinvested in TDS’ Special Common Shares at the 5% discount under the Plan and the Special Common Shares purchased therewith will be credited to the participant’s Plan if the participant continues to own these Special Common Shares and has elected full dividend reinvestment of Special Common Shares on his or her current Special Common Share Enrollment Form. A participant who continues to own the Special Common Shares in question and desires to have the dividends on these shares reinvested in TDS’ Special Common Shares but who does not have an existing Enrollment Form for Special Common Shares or has elected only partial reinvestment of his or her Special Common Share dividends on the current Enrollment Form will have to execute a new Enrollment Form and return it to the Administrator as set forth in the Answer to Question 10. Otherwise, dividends on these Special Common Shares will not be reinvested in TDS’ Special Common Shares at the 5% discount as they were when they were held for the participant in the Plan. Rather, the dividends on the Special Common Shares in question will be paid to the Shareholder in cash.

Special Common Shares credited to the account of a participant under the Plan may not be pledged as collateral or otherwise transferred. A participant who wishes to pledge or transfer such shares must request that certificates for such shares be issued in his or her name.

Certificates for fractional shares will not be issued under any circumstances.

An institution that is required by law to maintain physical possession of certificates may request a special arrangement regarding the issuance of certificates for Special Common Shares purchased under the Plan. This request should be sent to the Administrator - see Answer to Question 3.

22.                   In Whose Name Will Certificates Be Issued?

Accounts under the Plan are maintained in the names in which certificates of the participants were registered at the time they entered the Plan. Consequently, certificates for whole shares issued upon the request of participants will be similarly registered.

CERTIFICATE DEPOSITS

23.                   May Participants Deposit Some or All Stock Certificates with the Administrator for Retention?

Yes.  Participants may transfer to the Administrator for holding certificates representing Special Common Shares registered in their names. These shares will be credited to the participants’ accounts under the Plan along with shares purchased for them under the Plan. There is no charge for this service. The stock certificates should be sent by registered mail, return receipt requested and properly insured, to the Administrator. Certificates should not be endorsed.

Dividends will be reinvested in accordance with a participant’s dividend reinvestment option.

WITHDRAWAL

24.                   When May A Participant Withdraw From The Plan?

A participant may withdraw from the Plan at any time by notifying the Administrator in writing, by telephone or through the Internet. In the event a participant has been reinvesting dividends and the notice of  withdrawal is received by the  Administrator after a record date for a dividend payment, the Administrator, in its sole discretion, may either distribute that dividend in cash or reinvest it in shares on the participant’s behalf. In the event the dividend is reinvested, the Administrator will process the withdrawal from the Plan as soon as practicable, but in no event later than five business days after the purchase is completed.

Dividends paid after withdrawal from the Plan will be paid in cash directly to the shareholder unless he or she elects to rejoin the Plan, which the shareholder may do as set forth in the Answer to Question 26.

25.                   What Happens When A Participant Withdraws From The Plan Or The Plan Is Terminated?

When a participant withdraws from the Plan, or ceases to be a shareholder of record, or ceases to be an eligible shareholder, or upon termination of the Plan by TDS, a certificate for the whole Special Common Shares credited to his or her account under the Plan will be issued and a cash payment will be made for any fractional share. This cash payment will be based on the closing price of TDS’ Special Common Shares on the American Stock Exchange as of the date the written request for withdrawal is received, or the participant ceases to be a shareholder of record, or the participant ceases to be an eligible shareholder, or the Plan is terminated, whichever is applicable, or if no trading occurs on such date, the next day on which the Special Common Shares are traded.

OTHER INFORMATION

26.                   When May A Shareholder Rejoin The Plan?

Generally, a shareholder may rejoin the Plan at any time, provided he or she is an eligible shareholder, by submitting a new Enrollment Form. However, TDS reserves the right to reject any Enrollment Form from a previous participant on the grounds of repeated joinings and withdrawals from Plan participation. Such reservation is intended to minimize administrative expenses and to encourage use of the Plan as a long-term investment service.

27.                   What Happens If A Participant Sells Or Transfers All Of His Or Her Special Common Shares Or Ceases To Be An Eligible Shareholder?

If a participant ceases to be a shareholder of record holding a certificate for shares on the books of TDS, or ceases to be an eligible shareholder as set forth in the Answer to Question 4, a certificate for the whole Special Common Shares credited to his or her account under the Plan will be issued and a cash payment will be made for any fractional share remaining in the Plan. Thereafter, the shareholder may rejoin the Plan as set forth in the Answer to Question 26 if he or she is or becomes an eligible shareholder - see the Answer to Question 4.

28.                   What Happens When A Participant Who Is Reinvesting Dividends On All Or Less Than All Of The Shares Registered In His Or Her Name Sells Or Transfers A Portion Of Such Shares?

If a participant who is reinvesting dividends on all or only a portion of shares registered in his or her name disposes of a portion of such shares, TDS will continue to reinvest dividends on the remainder of the shares registered in the participant’s name up to the number indicated on the participant’s Enrollment Form as the number of shares for which dividends are to be reinvested, provided the participant remains an eligible shareholder as set forth in the Answer to Question 4.  For example, if a participant authorized TDS to reinvest dividends on 50 Special Common Shares of a total of 100 Special Common Shares registered in his or her name, and then disposes of 25 Special Common Shares, TDS would continue to reinvest dividends on 50 of the remaining 75 shares.  If such participant instead disposed of 95 Special Common Shares, he or she would no longer be eligible for participation in the Plan, see the Answer to Question 4, and a certificate for the whole Special Common Shares credited to his or her account under the Plan would be issued and a cash payment would be made for any fractional share remaining in the account.

29.                   Does Participation In The Plan Involve Risk?

The risk to participants is the same as with any other investment in TDS’ Special Common Shares. It should be recognized that since investment prices are determined as an average of the daily high and low sales prices for a period of ten consecutive trading dates on which TDS’ Special Common Shares are traded, see Answer to Question 13, a participant loses any advantage otherwise available from being able to select the timing of his or her investment.  PARTICIPANTS MUST

RECOGNIZE THAT NEITHER TDS NOR THE ADMINISTRATOR CAN ASSURE A PROFIT OR PROTECT AGAINST A LOSS ON THE SHARES PURCHASED UNDER THE PLAN.

SHAREHOLDERS ARE REFERRED TO THE RISKS DESCRIBED IN THIS PROSPECTUS UNDER THE CAPTIONS “SAFE HARBOR CAUTIONARY STATEMENT” AND “RISK FACTORS” AND OTHER RISKS DESCRIBED IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AS DESCRIBED UNDER “WHERE YOU CAN FIND MORE INFORMATION.”

30.                   What Happens If TDS Issues A Stock Dividend, Declares A Stock Split Or Has A Rights Offering?

Any Special Common Shares distributed by TDS as a stock dividend on shares credited to a participant’s Plan account, or upon any split of such shares, will be credited to the participant’s Plan account.

Stock dividends distributed on Special Common Shares in shares of any other class of capital stock will be mailed directly to the shareholder in the same manner as to shareholders not participating in the Plan. However, if a dividend reinvestment plan or bookkeeping entry facility is established for the shares of such other capital stock distributed as a dividend, the participant will automatically become a participant of such dividend reinvestment plan or bookkeeping entry facility and the shares distributed to such participant will instead be credited to the participant’s account. In a rights offering, a participant’s entitlement will be based upon his or her total holdings, including shares credited to the participant’s account under the Plan. Rights certificates will be issued for the number of whole Special Common Shares only, however, and rights based on a fraction of a Special Common Share held in a participant’s Plan account will be sold for the participant’s account and the net proceeds will be treated as an optional cash payment.

31.                   How Will A Participant’s Shares Be Voted At Shareholders’ Meetings?

All Special Common Shares held in the Plan for a participant will be voted as the participant directs on a proxy or voting instruction form which will be furnished to the participant. If the participant does not return the proxy or form to the Administrator, the Administrator will not vote the participant’s Plan shares.

32.                   What Are The Federal Income Tax Consequences Of Participation In The Plan?

The following discussion sets forth the general Federal income tax consequences for participants in the Plan. However, the discussion is not intended to be an exhaustive treatment of such tax consequences. For example, the discussion does not address the treatment of stock dividends, stock splits or a rights offering to participants in the Plan. It also does not address differences in tax treatment with respect to participants who do not hold the Special Common Shares as capital assets. Because the tax laws are complex and constantly changing, participants are urged to consult their own tax advisors regarding the tax consequences of participating in the Plan, including the effects of any applicable state, local or foreign tax laws, and for rules regarding the tax basis in special cases such as the death of a participant or a gift of Special Common Shares held under the Plan and for other tax consequences. Future legislative changes or changes in administrative or judicial interpretation, some or all of which may be retroactive, could significantly alter the Federal income tax treatment discussed herein.

In general, participants in the Plan who elect to reinvest cash dividends will be treated, for Federal income tax purposes, as having received, on the dividend payment date, a distribution in an amount equal to the fair market value on the dividend payment date of the Special Common Shares purchased with reinvested dividends, rather than a distribution in the amount of cash otherwise payable to the participant. Participants should not be treated as receiving an additional distribution based upon their pro rata share of the Plan administration costs paid by TDS; however, there can be no assurance that the IRS will agree with this position. TDS has no present plans to seek formal advice from the IRS on this issue.

Generally, the distribution described above - the fair market value of the Special Common Shares purchased with reinvested dividends - will be taxable to participants as ordinary dividend income to the extent of TDS’ current or accumulated earnings and profits for Federal income tax purposes. The amount of the distribution in excess of such earnings and profits will reduce a participant’s tax basis in the Special Common Shares with respect to which such distribution was received, and, to the extent in excess of such basis, result in capital gain. Certain corporate participants may be entitled to a dividends received deduction with respect to amounts treated as ordinary dividend income. Corporate participants should consult their own tax advisors regarding their eligibility for and the extent of such deduction. Certain participants may be eligible for lower capital gains rates with respect to amounts treated as qualified dividend income. Participants should consult their own tax advisors regarding treatment of qualified dividend income on their income tax returns.

Tax information will be shown on the statements of account sent to participants which participants should retain for tax purposes. These statements are important for computing the tax basis of Special Common Shares acquired under the Plan. The Form 1099 which each participant will receive annually will include the income which is deemed to result from the receipt of the Special Common Shares under the Plan.

As a general rule, the tax basis of shares or any fraction of a share purchased with reinvested dividends will equal the fair market value of such shares or fractional share as reported to participants on their statements.

A participant should not be treated as having received a distribution from TDS as the result of making an optional cash payment under the Plan. The tax basis of shares or any fraction thereof purchased with optional cash payments will be the amount of such cash payment.

The holding period for Special Common Shares or a fraction thereof received as a result of reinvestment of dividends under the Plan or through optional cash payments will begin on the day following the purchase date.

Participants will generally not realize any taxable income when they receive certificates for whole Special Common Shares credited to their accounts under the Plan, either upon their request for certificates for certain of those shares, upon ceasing to be a shareholder of record, upon ceasing to be an eligible shareholder, or upon withdrawal from or termination of the Plan. However, a participant may realize a gain or loss when Special Common Shares acquired under the Plan are subsequently sold. In addition, participants may realize gain or loss when they receive a cash adjustment for fractional shares credited to their accounts upon withdrawal from or termination of the Plan. The amount of such gain or loss will be the difference between the amount which the participant receives for his or her shares or fractional share, and his or her tax basis therefor (with special rules applying to determine the basis allocable to shares that are not specifically identified when the participant sells less than all of his or her shares). Such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the holding period for such shares or fractional shares exceeds one year. The excess of net long-term capital gains over net short-term capital losses is taxed at a lower rate than ordinary income for certain taxpayers. The distinction between capital gain or loss and ordinary income and loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses. Any loss may be disallowed under the “wash sale” rules to the extent the shares disposed of are replaced, through the Plan or otherwise during the 61-day period beginning 30 days before and ending 30 days after the date of disposition.

33.                   What Provision Is Made For Shareholders, Foreign And Domestic, Whose Dividends Are Subject To Income Tax Withholding?

Federal law requires the Administrator to withhold an amount (based upon the current applicable rate) from the amount of dividends and the proceeds of any sale of fractional shares if:

•	A participant fails to certify to the Administrator that he or she is not subject to backup withholding and that the taxpayer identification number on his or her account is correct (on Form W-9), or

•	The IRS notifies TDS or the Administrator that the participant is subject to backup withholding.

Any amounts withheld will be deducted from the dividends and/or from the proceeds of any sale of fractional shares, and the remaining amount will be reinvested or paid as the participant has instructed.

In addition, if  a participant is not a U.S. person, additional U.S. income tax withholding that is not fully discussed here may apply.  Any amounts withheld will be deducted from the dividends and/or from the proceeds of any sale of fractional shares, and the remaining amount will be reinvested or paid as the participant has instructed.

Participants may obtain a Form W-9 from the IRS or by contacting the Administrator.

The above discussion is not a complete discussion of all of the tax considerations that may be relevant to participation in the Plan.

 A Participant should consult his or her tax advisor about the tax consequences associated with participation in the Plan.

34.                   What Are The Responsibilities Of The Shareholders’ Administrator And TDS Under The Plan?

In performing their duties under the Plan, the Administrator and TDS will at all times act in good faith. However, they will not be liable for any act performed in good faith, or for any good faith omission to act, including, without limitation, any claims of liability arising out of failure to terminate a participant’s account upon such participant’s death prior to receipt of notice in writing of such death.

Although the Plan contemplates the continuation of quarterly Special Common Share dividend payments, the payment of future Special Common Share dividends will depend upon future earnings, the amount available for the payment of dividends by TDS, the financial condition of TDS and other factors.

Neither TDS nor the Administrator can assure participants a profit or protect  them against a loss on the shares purchased under the Plan.

TERMINATION BY TDS

35.                   May The Plan Be Changed Or Discontinued?

TDS reserves the right to suspend, modify or terminate the Plan at any time. All participants will receive notice of such suspension, modification or termination.

LEGAL MATTERS

Certain legal matters relating to the securities offered by this Prospectus have been passed upon for TDS by Sidley Austin LLP, Chicago, Illinois. The following persons are members of this firm: Walter C.D. Carlson, a trustee and beneficiary of the voting trust which controls TDS and the non-executive Chairman of the Board and member of the Board of Directors of TDS and U.S. Cellular, William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS, and Stephen P. Fitzell, the General Counsel and/or an Assistant Secretary of certain subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS or its subsidiaries.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Telephone and Data Systems, Inc. for the year ended December 31, 2007, except as they relate to the audit of the financial statements of the Los Angeles SMSA Limited Partnership, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Los Angeles SMSA Limited Partnership, incorporated in this Prospectus by reference from the Annual Report on Form 10-K of Telephone and Data Systems, Inc. for the year ended December 31, 2007, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

TDS files reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”).  You may inspect and copy such reports, proxy statements and other information at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information. Such materials also may be accessed electronically by means of the SEC’s web site at http://www.sec.gov or at TDS’ website at www.teldta.com.

TDS filed a Registration Statement related to the offering described in this Prospectus. As allowed by SEC rules, this Prospectus does not contain all of the information which you can find in the Registration Statement.  You are referred to the Registration Statement and the Exhibits thereto for further information. This document is qualified in its entirely by such other information.

The SEC allows us to “incorporate by reference” previously-filed information into this Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Prospectus, except for any information superseded by information in this Prospectus.

This Prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about TDS’ business and finances.

1.

TDS’ Annual Report on Form 10-K for the year ended December 31, 2007 (including information specifically incorporated by reference into such Form 10-K from TDS’ definitive proxy statement for its 2008 Annual Meeting of Stockholders);

2.	TDS’ definitive proxy statement for its 2007 Annual Meeting of Stockholders as filed on Schedule 14A on June 26, 2007;

3.	TDS’ Current Reports on Form 8-K reporting events since January 1, 2008;

4.	TDS’ Report on Form 8-A/A-3 dated May 22, 1998, which includes a description of TDS’ capital stock, other than the Special Common Shares; and

5.	TDS’ Report on Form 8-A dated April 11, 2005, which includes a description of TDS’ Special Common Shares.

You may obtain copies of such documents which are incorporated by reference in this Prospectus, other than exhibits thereto which are not specifically incorporated by reference herein, without charge, upon written or oral request to Investor Relations, Telephone and Data Systems, Inc., 30 N. LaSalle Street, Suite 4000, Chicago, IL 60602, (312) 630-1900. In order to ensure timely delivery of documents, any request therefor should be made not later than five business days prior to making an investment decision.

You should rely only on the information contained in or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this Prospectus. You should not assume that the information contained in this Prospectus is accurate as of any date other than the date of such Prospectus, and neither the mailing of this Prospectus to shareholders nor the issuance of any securities hereunder shall create any implication to the contrary. This Prospectus does not offer to buy or sell securities in any jurisdiction where it is unlawful to do so.